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Securities and Exchange Commission
450 Fifth Street, N.W. (Judiciary Plaza)
Washington D.C. 20549


Re:  File No. 333-9009
     Accession No. 0000950116-97-000071
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Dear Sirs:


     With respect to the above referenced accession number, we hereby respectfully request withdrawal of the filing of Amendment No. 3 on Form SB-2 made on behalf of KatManDu Entertainment Corp. earlier today on account of an error contained in the document. Pursuant to a conversation with Vince Beverina of Filer Support, the correct version of Amendment No. 3 will be filed later today, January 16, 1997.


                                    Very truly yours,


                                    /s/ Joel J. Goldschmidt
                                    -------------------------------
                                    Joel J. Goldschmidt


JJG:tj